November 23, 2010
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin W. Vaughn Paul Cline

Re:	QCR Holdings, Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010
File No. 0-22208
Dear Messrs. Vaughn and Cline:
As Chief Financial Officer of QCR Holdings, Inc. (the “Company”), I acknowledge the receipt of the comment letter dated, November 5, 2010 (the “Comment Letter”), from the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filings. The Commission has asked the Company to respond to the Comment Letter within ten business days or to advise the Commission on when the Company will provide a response.
The Company intends to respond to the Comment Letter by filing a response via EDGAR on or before December 1, 2010. The Company is requesting additional time to respond to complete its internal review of the draft response letter. In addition, the Company is waiting for comments on the draft response from its independent auditor. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

We certainly hope that you will view our request favorably and approve the revised timetable. If you have any questions regarding this letter, please let me know.

Very truly yours, /s/ Todd A. Gipple Todd A. Gipple Chief Financial Officer